[redacted]

12013983

AB
3/11

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

SECURITIES A[illegible]
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSCS Financial Services, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Seventeenth Street, Suite 300
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Moody 720-956-5499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name – *if individual, state last, first, middle name*)

7979 E. Tufts Ave., Suite 400 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/13

OATH OR AFFIRMATION

I, John Moody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSCS Financial Services, LLC., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Exp 4/10/12

NOTARY PUBLIC CONNIE J. SHOEMAKER STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSCS FINANCIAL SERVICES, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2011

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MSCS FINANCIAL SERVICES, LLC

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-9718
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
MSCS Financial Services, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of MSCS Financial Services, LLC (the "Company") as of December 31, 2011, and the related statements of income and member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MSCS Financial Services, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 27, 2012
Denver, Colorado

MSCS FINANCIAL SERVICES, LLC

Statement of Financial Condition
December 31, 2011

Assets

Assets	
Cash	$ 2,494,258
Deposits	50,000
Accounts receivable	590,396
Prepaid expenses	12,968
Total assets	$ 3,147,622

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 789,959
Payable to related party	70,595
Total liabilities	860,554
Contingencies	
Member's equity	2,287,068
Total liabilities and member's equity	$ 3,147,622

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

Statement of Income and Member's Equity
For the Year Ended December 31, 2011

Revenue	
Commission and distribution fees	$ 62,545,708
Interest	391
Total revenue	62,546,099
Operating expenses	
Administrative fees and commissions paid to other broker dealers	48,902,449
Employee compensation and benefits	5,317,400
Other operating expenses	1,131,765
Communications and data processing	269,648
Clearance fees	90,078
Total operating expenses	55,711,340
Net income	6,834,759
Beginning member's equity	1,252,309
Distributions to member	(5,800,000)
Ending member's equity	$ 2,287,068

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 6,834,759
Adjustments to reconcile net income to net cash provided by operating activities	
Accounts receivable	(264,481)
Prepaid expenses	(3,165)
Accounts payable and accrued liabilities	507,816
	240,170
Net cash provided by operating activities	7,074,929
Cash flows from financing activities	
Due from affiliate	70,595
Distributions to member	(5,800,000)
Net cash used in financing activities	(5,729,405)
Net increase in cash	1,345,524
Cash and cash equivalents - beginning of year	1,148,734
Cash - end of year	$ 2,494,258

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

MSCS Financial Services, LLC (the "Company") was formed on April 6, 2001 as a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Pursuant to the Company's membership agreement, the SEC and FINRA gave the Company permission to commence operations on January 2, 2002 and to continue until December 31, 2049.

The Company is a wholly owned subsidiary of Matrix Settlement & Clearance Services, LLC (the "Parent" or "MSCS"). MSCS is owned 100% by OPTECH Systems, Inc., who is a wholly owned subsidiary of Matrix Financial Solutions, Inc. The Company was formed to perform broker-dealer functions required to support the Parent's business that consists primarily of facilitating the clearing of purchase and redemption trades of various mutual fund shares for the customer accounts of financial institutions such as banks, third-party administrators, and registered investment advisers throughout the United States (the "Customers"). The Company processes unsolicited mutual fund transactions from the Customers and does not process any retail business.

As discussed above and in Note 2, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions. Accordingly, all such transactions are executed and introduced by the Company on behalf of its affiliate, MG Trust Company, LLC, to Penson Financial Services, Inc. ("PFS"), on a fully disclosed basis. The Company's agreement with PFS provides that, as clearing broker, PFS will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and performs all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to PFS. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its temporary cash investments with what management believes are high-credit quality financial institutions.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk (continued)

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk. For the year ended December 31, 2011, no customer accounted for 10% or more of commissions and distribution fees.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, deposits, and payables approximated fair value as of December 31, 2011 because of the relatively short maturity of these instruments.

Cash Deposited With Clearing Organization

The Company has cash of $50,000 deposited with PFS to offset certain risks assumed by PFS related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

Revenues, related expenses, and commissions receivable and payable are recorded on a trade-date basis, which is the date the transaction is executed. Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Revenue is primarily earned from commissions where the Company is the broker-dealer of record for certain mutual fund and security transactions. Income received from front-end commissions and related transactional fees are recorded on a trade-date basis as the security transactions occur. Income received for Rule 12b-1 distribution fees are recognized when received. Revenue is presented in the accompanying statement of income in accordance with ASC 605-45, *Revenue Recognition, Principle Agent Considerations.* The Company has no significant incremental direct costs.

Income Taxes

The Company has elected to be treated as a Limited Liability Company ("LLC") for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's member and no provision for income taxes has been recorded in the accompanying financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, the Company is required to make many subjective assumptions and judgments regarding income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to its subjective assumptions and judgments which can materially affect amounts recognized in its statement of financial condition and statement of income and member's equity.

Federal and state tax returns filed since 2008 and 2007, respectively, are subject to future examination by tax authorities for all the Company's tax jurisdictions. Management has reviewed current positions and does not deem it necessary to make any further provisions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company has an Expense Paying Agreement (the "Agreement") with MSCS, where MSCS provides office space, personal property, utilities, accounting, payroll, and employee benefits' services to the Company, and the Company pays MSCS for its share based upon its usage. The Company recorded approximately $2.7 million in allocated expenses for the year ended December 31, 2011. These amounts may not be indicative of expenses for similar transactions incurred with third parties.

The Agreement also provides that, in addition to the allocation of expenses described above, the Company pay administrative fees resulting primarily from facilitating the clearing of purchase and redemption trades of various mutual fund shares for the Customers of MSCS. Pursuant to the Agreement, the administrative fees were paid to MG Trust Company, LLC, a wholly owned subsidiary of Matrix Financial Solutions, Inc. (Note 1). Such fees were approximately $48,987,000 for the year ended December 31, 2011.

For the year ended December 31, 2011, the Company made distributions to the Parent in the amount of $5.8 million. As of December 31, 2011, the Company owed $70,595 to a related party.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At December 31, 2011, the Company had net capital of $1,714,200, which was $1,656,830 in excess of its required net capital of $57,370 (the greater of $25,000 or 6-2/3% of aggregate indebtedness). The Company's aggregate indebtedness to net capital ratio was 0.502 to 1 as of December 31, 2011.

Note 4 - Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2011 through February 27, 2012, the date the financial statements were available for issuance.

ACCOMPANYING INFORMATION

MSCS FINANCIAL SERVICES, LLC

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Total member's equity	$ 2,287,068
Deduct nonallowable assets	
Accounts receivable	(559,900)
Prepaid expenses	(12,968)
Deduct haircuts on securities	
Other securities	-
Net capital	$ 1,714,200
Total aggregate indebtedness	$ 860,554
Net capital	$ 1,714,200
Minimum net capital requirement (greater of $25,000 or 6-2/3% of aggregate indebtedness)	57,370
Excess net capital	$ 1,656,830
Aggregate indebtedness to net capital	50.20 %

The above computation does not differ from the computation of net capital prepared by the Company as of December 31, 2011 on Form X-17a-5.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-9718
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Member
MSCS Financial Services, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of MSCS Financial Services, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors and Member
MSCS Financial Services, LLC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

Board of Directors and Member
MSCS Financial Services, LLC

This report is intended solely for the information and use of the Board of Directors and Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 27, 2012
Denver, Colorado

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-9718
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Board of Directors and Member
MSCS Financial Services, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC 7]) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by MSCS Financial, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors and Member
MSCS Financial Services, LLC

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 27, 2012
Denver, Colorado

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053412 FINRA DEC
MSCS FINANCIAL SERVICES LLC 21*21
ATTN: WILL BEUTELSCHIES
700 17TH ST STE 300
DENVER CO 80202-3531

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 19

B. Less payment made with SIPC-6 filed (exclude interest) (150)
10/6/11
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number): N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MSCS FINANCIAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP, CCO
(Title)

Dated the 10 day of FEBRUARY, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________

Documentation ________

Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINA[illegible]N OF “SIPC NET OPERATING R[illegible]ENUES” AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 62,546,101
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	62,538,663
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	
Total deductions	62,538,663
2d. SIPC Net Operating Revenues	$ 7,438
2e. General Assessment @ .0025	$ 19

(to page 1, line 2.A.)